02043350

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2002.

The Toronto-Dominion Bank
(Translation of registrant's name into English)

P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ________ Form 40-F ___√___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of The Toronto-Dominion Bank dated February 21, 2002.

TD BANK FINANCIAL GROUP TAKES DECISIVE ACTION TO ADDRESS CREDIT CHALLENGES

TORONTO, July 18, 2002—TD Bank Financial Group (TDBFG) today announced decisive action to address credit challenges. In a strategic shift, TD Securities will significantly reduce the size of its corporate lending portfolio, particularly in the higher risk companies in the telecommunications sector, and reduce the capital associated with this portfolio by one-third, representing CDN$750 million, over three years. In addition, TDBFG announced that it will take a CDN$600 million sectoral loan loss provision against potential problems in its performing corporate telecommunication loan portfolio. It will also take a sectoral U.S. corporate provision of CDN$250 million to address concerns in certain performing loans in its U.S. portfolio.

The bank also announced that it expects to take the full CDN$1.3 billion of the loan loss provision guidance it provided in April 2002 and that it will take CDN$400 million of these provisions in the third quarter of 2002. The CDN$850 million new loan loss provisions announced today are in addition to this guidance and will bring the company's expected loan loss total for 2002 to CDN$2.15 billion.

"While no one can give guarantees on future developments, we have been thorough and realistic in establishing this strategic direction and related provisions. I am confident that by taking decisive action to deal with our credit challenges we have put the telecom issue behind us," said A. Charles Baillie, Chairman and CEO of TD Bank Financial Group. "We intensively reviewed our non-performing loans again and believe our provisions are adequate, however, we have gone further and have identified any performing loans where we could see potential problems in light of developing market issues."

At the end of the second quarter, TDBFG's telecom and cable portfolio stood at CDN$4.9 billion. With the sectoral provision announced today, and reductions that have occurred in the portfolio since April 30th, the portfolio now stands at CDN$3.8 billion, of which CDN$1.5 billion is investment grade.

The additional provisions announced today will reduce third quarter earnings by CDN$.89 cents per share. As a result, TDBFG expects a loss in the third quarter of between CDN$.46 cents and CDN$.51 cents on a fully diluted cash operating basis, or CDN$.70 to CDN$.75 cents per share on a GAAP basis. Had loan loss provisions for the third quarter been at the CDN$175 million level expected for the fourth quarter, earnings on a fully diluted cash operating basis would have been in the CDN$.61 to CDN$.66 cents per share range, and CDN$.37 to CDN$.42 cents per share on a GAAP basis.

"While TD Canada Trust is expected to have growth in the quarter and TD Wealth Management to have flat or slightly lower earnings, slower capital markets will continue to depress the earnings of TD Waterhouse and TD Securities," Mr. Baillie said. "TD Securities has been a good business for us, but they were being held back by the cloud

Corporate & Public Affairs
TD Bank, P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
(416) 982-8578
Fax: (416) 982-6335
or (416) 982-5051

Internet web site:
http://www.tdbank.ca
Internet e-mail:
tdinfo@tdbank.ca
Please be advised that Internet transmissions are not confidential.

Affaires internes et publiques
Banque TD, C.P. 1
Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
(416) 982-8578
Télécopieur : (416) 982-6335
ou (416) 982-5051

Internet – site web :
http://www.tdbank.ca
Internet – courrier électronique :
tdinfo@tdbank.ca
Veuillez noter que les transmissions par Internet ne sont pas confidentielles.

that hung over our corporate lending book. It is important to remember that many parts of the telecom sector remain quite strong."

As part of the change in strategy in TD Securities, and the related reduction in capital associated with corporate lending, TDBFG will aggressively manage its telecom portfolio down in size and focus its energies on clients where it can have a profitable long-term relationship and a reasonable risk profile.

"TD Securities will play a significant role in TDBFG's future, providing us with a source of high margin growth," Mr. Baillie said. "We will focus on our Canadian franchise, as well as our niche global businesses where we are competitive."

TD Bank Financial Group also intends to issue non-common Tier 1 capital before year-end in the range of CDN$250 million to CDN$500 million. Taking into account today's announced increased loan loss provisions, the projected Tier One capital ratio as of July 31, 2002 will be approximately 7.6 per cent. By year-end, TDBFG expects this ratio to be close to 8.0 per cent and is comfortable with this projected capital position.

Analyst Call

TDBFG will hold an analyst conference call / meeting today, July 18, 2002 at 10:00 a.m. EDT. The call will feature a presentation by A. Charles Baillie and will be followed by a question and answer period for analysts. The call will be webcast live via TD's website at www.td.com and is expected to last about 60 minutes. The webcast can be accessed from the homepage at www.td.com, by clicking on *TDBFG Live Investor Conference Call.*

Media may also access the call by calling 1-888-571-5411 or in Toronto 416-646-3096. Recordings of the presentation will be archived on TD's website following the webcast and will be available for replay for a period of at least one month.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. In Canada and around the world, TD Bank Financial Group serves more than 13 million customers in three key businesses: TD Canada Trust, a leader in personal and commercial banking in Canada; TD Securities, a leader in wholesale banking, operating in over 20 locations in key financial centres around the globe; and one of Canada's leading wealth management businesses, including the global operations of TD Waterhouse. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN$300.7 billion in assets, as at April 30, 2002. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

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For further information please contact:

Dan Marinangeli
Executive Vice President and Chief Financial Officer, (416) 982-8002

Kelly Milroy
Investor Relations, (416) 944-5422

Dianne Salt,
External Communications, (416) 308-6807

This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TD. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, technological change, global capital market activity, interest rates, changes in government and economic policy, inflation and general economic conditions in geographic areas where TD operates. These and other factors should be considered carefully and undue reliance should not be placed on TD's forward-looking statements. TD does not undertake to update any forward-looking statements.

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: July 18, 2002

By ______________________
Name: Norie C. Campbell
Title: Associate Vice President

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